Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(dollars in thousands)	Year Ended December 31,
Earnings	2017	2016	2015	2014	2013
Income (loss) before income taxes	$ 34,302	$ 24,504	$ 24,361	$ 15,897	$ 11,843
Plus:
Total fixed charges	12,626	9,938	12,198	14,260	14,296
Less:
Preferred stock dividends[1]	-	-	1,873	3,276	510
Total earnings	$ 46,928	$ 34,442	$ 33,437	$ 26,881	$ 25,629

Fixed charges
Total interest expense [2]	$ 12,626	$ 9,938	$ 9,076	$ 10,984	$ 13,786
Interest included in operating lease rental expense	-	-	-	-	-
Preferred stock dividends[1]	-	-	3,122	5,463	852
Total fixed charges	$ 12,626	$ 9,938	$ 12,198	$ 16,447	$ 14,638

Ration of earnings to fixed charges and preferred stock dividends	3.72	3.47	2.74	1.63	1.75
Ratio of earnings to fixed charges	3.72	3.47	3.68	2.45	1.86

Earnings
Income (loss) before income taxes	$ 34,302	$ 24,504	$ 24,361	$ 15,897	$ 11,843
Plus:
Total fixed charges excluding interest on deposits	7,449	5,509	8,263	11,209	7,005
Less:
Preferred stock dividends[1]	-	-	3,122	5,463	852
Total earnings	$ 41,751	$ 30,013	$ 29,502	$ 21,643	$ 17,996

Fixed charges
Total interest expense[2]	$ 12,626	$ 9,938	$ 9,076	$ 10,984	$ 13,786
Interest included in operating lease rental expense	-	-	-	-	-
Preferred stock dividends[1]	-	-	3,122	5,463	852
Less: Interest expense on deposits	5,177	4,429	3,935	5,238	7,633
Total fixed charges excluding interest on deposits	$ 7,449	$ 5,509	$ 7,014	$ 9,022	$ 6,663

Ratio of earnings to fixed charges and preferred stock dividends (excluding interest on deposits)	5.60	5.45	3.57	1.93	2.57
Ratio of earnings to fixed charges (excluding interest on deposits)	5.60	5.45	5.74	3.77	2.92

[1]    The preferred stock dividends amount has been grossed up to compute the pre-tax income equivalent assuming and estimated 40% tax rate.

[2]  Interest expense includes interest expense on deposits and other debt and amortization of debt issuance costs.